EXHIBIT 3.2.1

AMENDMENT
TO
BYLAWS
OF
CYBERDEFENDER CORPORATION

The following paragraph shall replace in its entirety Article III, Section 2 of the corporation’s bylaws:

“The authorized number of Directors shall be no less than three and no more than five until changed by a duly adopted amendment to the Articles of Incorporation or by an amendment to these Bylaws adopted by the vote or written consent of a majority of the outstanding shares entitled to vote.  The Board, by resolution by vote of a majority of the then authorized number of Directors, may increase or decrease the number of Directors within the parameters set forth herein.  Until changed by the Board, the number of Directors shall be three.”

Effective Date: October 30, 2006	By:	/s/ Igor Barash
Igor Barash Secretary